Exhibit 10.1

SEPARATION AGREEMENT AND GENERAL RELEASE

For good and valuable consideration, rendered to resolve and settle finally, fully, and completely all matters that now or may exist between them, the parties below enter this Agreement and General Release ("Agreement").

1.           Parties. The Parties to this Agreement are Ronald J. Prentki, his heirs, representatives, successors and assigns (hereinafter referred to collectively as "Executive") and A.P. Pharma, Inc., and/or any of its predecessors, successors, subsidiaries, affiliates, parents, and related companies (hereinafter referred to collectively as the "Company").

2.           Separation from Employment. Executive has resigned as a member of the Company’s Board of Directors (the “Board”) and from his officer positions as Chief Executive Officer and President of the Company, effective May 25, 2010, and resigned his employment and all other positions that he holds with the Company and any of its subsidiaries and affiliates, effective June 15, 2010 (the “Resignation Date”).  During the period beginning May 25, 2010 and the Resignation Date, Executive shall work diligently to transfer his duties, responsibilities and knowledge to Paul Goddard and John Whelan.

3.           Severance Payments and Benefits. As consideration for the promises and covenants of Executive set forth in this Agreement, the Company agrees to provide him with the severance payments and benefits as set forth in his Employment Letter with the Company dated July 2, 2008, as amended December 29, 2008 (the “Employment Letter”).  Such payments and benefits shall be made following the Effective Date of this Agreement, as follows:

(a)           The Company will pay to the Executive in a lump sum twenty-four (24) months of base pay at the annual rate of $425,000, for a total payment of $850,000 (the “Severance Payment”), less all applicable taxes and other authorized deductions.  The Severance Payment shall be paid in a lump sum on July 15, 2010.

(b)           Provided that the Executive elects to receive continued health insurance benefits pursuant to COBRA, the Company shall continue to pay to the Executive its portion of the health insurance benefits provided to the Executive immediately prior to his resignation for himself and his eligible dependents, from the Resignation Date through the earlier of (i) June 15, 2011, or (ii) the date Executive becomes eligible for health insurance coverage from another source, whichever occurs earlier.  The Executive agrees to promptly inform the Company in writing if he becomes eligible for health insurance coverage from another source prior to June 15, 2011.  In addition, the Executive shall be able to utilize the approximately $2,500 in Flex Plan contributions that he has made prior to his resignation, consistent with the provisions thereof.

(c)           The Company shall accelerate the vesting of all equity awards granted to Executive such that Executive will be treated as vested in the number of options or other equity incentive shares equal to the total number that would have vested in accordance with their terms in the twelve (12) month period following the Resignation Date had the Executive continued employment through such period.  The number of options or other equity incentive shares in which the Executive shall be vested, after giving effect to the preceding sentence, as of the Resignation Date is reflected in Exhibit A hereto.  The Executive shall have until September 13, 2010 in which to exercise vested incentive stock options and until June 15, 2011 in which to exercise vested non-qualified stock options.  Except as expressly provided herein, all options or other equity incentive shares shall be treated in accordance with the applicable Plan, Notice of Grant and applicable option or other equity incentive share Agreement.

(d)           Executive  acknowledges that the Company will not have responsibility to reimburse the Executive for any relocation and related expenses not previously submitted to the Company and paid to the Executive prior to the date hereof, except for $1,780 of storage expenses related to Executive’s original relocation, providing Executive submits an associated documented expense report prior to the Resignation Date.

       4.           No Other Payments Due. On the Resignation Date, the Executive shall be paid an amount equal to all accrued, unpaid wages through the Resignation Date plus the $1,780 cited in 3(d) above.  Executive acknowledges and agrees that he has heretofore received all bonuses, or other such sums due to him, and that the only further payments to which he will be entitled, assuming he signs this Agreement, will be the Severance Payments and Benefits to be provided under the Employment Letter, as reflected in Section 3 of this Agreement.

5.           Release of Claims. As further consideration for the promises and covenants of the Company set forth in this Agreement, Executive hereby fully and forever releases and discharges the Company and its current and former owners, shareholders, members of the Board, officers of the Company, agents, employee benefit plans, representatives, employees, attorneys, parties, successors, predecessors, related companies, and assigns (hereinafter collectively called the "Released Parties"), from all claims and causes of action, whether known or unknown, including but not limited to those arising out of or relating in any way to Executive's employment with the Company, including the separation of his employment, based on any acts or events occurring up until the date of Executive's signature below.  Executive understands and agrees that this Release is a full and complete waiver of all claims, including, but not limited to, any claims with respect to Executive's entitlement to any wages, bonuses or other forms of compensation; any claims of wrongful discharge, breach of contract, breach of the covenant of good faith and fair dealing, violation of public policy, defamation, personal injury, emotional distress; any claims under Title VII of the Civil Rights Act of 1964, as amended, the Fair Labor Standards Act, the Age Discrimination in Employment Act of 1967, the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), as related to severance benefits, the California Fair Employment and Housing Act, California Government Code § 12900 et seq., the California Labor Code, the California Business & Professions Code, the Equal Pay Act of 1963, the Americans With Disabilities Act, the Civil Rights Act of 1991; and any claims under any other federal, state, and local laws and regulations.  This Agreement does not release claims that cannot be released as a matter of law, including, but not limited to, claims under Division 3, Article 2 of the California Labor Code (which includes indemnification rights).

6.           Outstanding Claims. As further consideration and inducement for this Agreement, Executive represents that he has not filed or otherwise pursued any charges, complaints or claims of any nature that are in any way pending against the Company or any of the Released Parties with any court or administrative agency with respect to any matter covered by this Agreement and that, to the extent permitted by law, he will not do so in the future.  If any government agency or court assumes jurisdiction of any charge, complaint, cause of action, or claim covered by this Agreement against the Company or any of the Released Parties, Executive will withdraw from and/or dismiss the matter with prejudice, as to any claims he might have. Executive agrees that he will not participate or cooperate in such matter(s) except as required by law.

        7.           Civil Code 1542 Waiver. As a further consideration and inducement for this Agreement, Executive hereby waives any and all rights under Section 1542 of the California Civil Code or any other similar state, local, or federal law, statute, rule, order or regulation he may have with respect to the Company and any of the Released Parties.  Section 1542 provides:

A GENERAL RELEASE DOES NOT EXTEND TO
CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR
SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME
OF EXECUTING THE RELEASE, WHICH IF KNOWN BY
HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS
OR HER SETTLEMENT WITH THE DEBTOR.

Executive expressly agrees that this Agreement shall extend and apply to all unknown, unsuspected and unanticipated injuries and damages as well as those that are now known or disclosed.

8.           Consideration and Revocation Periods. Executive understands that he has the right to consult with an attorney before signing this Agreement.  Executive also understands that he has twenty-one (21) calendar days after receipt of this Agreement within which to review and consider it and decide to execute or not execute it.  Executive also understands that for a period of seven (7) calendar days after signing this Agreement, he may revoke this Agreement by delivering to the Company, within said seven (7) calendar days, a letter stating that he is revoking it.  If Executive does not deliver such a letter, then this Agreement shall become effective upon the expiration of the seventh day after he executed this Agreement (the "Effective Date").

9.           Announcement of Executive’s Resignation. The Company shall reasonably cooperate with Executive in the preparation of a press release announcing the Executive’s resignation; provided, however, that the Company retains full authority over the timing and content of all announcements regarding the Executive’s departure.  A copy of the present draft of the press release to be issued by the Company is attached hereto as Exhibit B.

10.           Non-Disclosure of Confidential and Proprietary Information; Delivery of Company Property.

(a)           Executive agrees that he shall continue to maintain the confidentiality of all confidential and proprietary information of the Company. Executive agrees that, in accordance with this Agreement and the Employee Confidential Information and Invention Assignment Agreement (the “Confidentiality Agreement”) executed by him in conjunction with Executive’s employment, he shall not divulge, furnish, or make available to any party any confidential or proprietary information of the Company, and further agrees to strictly comply with all provisions of the Confidentiality Agreement that have continuing effect following the Resignation Date.

(b)           On the Resignation Date, or at any time prior to the Resignation Date at the Company’s request, Executive shall deliver to the Company the originals and all copies of all  papers, records, data, notes, drawings, files, documents, samples, devices, products, equipment and other materials, in whatever form, relating to the business of the Company, and shall execute the certification of return of Company documents attached as Exhibit C hereto.  On the Resignation Date, or at any time prior to the Resignation Date at the Company’s request, Executive shall deliver to the Company all Company property in his possession, including, without limitation, all computers, peripherals, storage devices, cellular telephones and personal digital assistants.

11.           Non-Disparagement. Executive agrees to refrain from making disparaging comments about the Company or any of the Released Parties.  The Company agrees that its officers and directors will refrain from making disparaging comments about Executive.  For purposes of this Agreement, a disparaging comment is one that would likely cause material damage or harm to the interests or reputation of the Company, any of the Released Parties, or the Executive.  In response to inquiries with respect to why the Executive resigned his employment with the Company, the Company agrees that it will communicate substantially the following statement:

“Mr. Ronald Prentki was President, CEO and a Director of A.P. Pharma for two (2) years from July 2008 through June 2010.  During that time, he successfully advanced the Company's lead program, APF 530, through the analysis of the Phase III clinical data and the filing of a new drug application (NDA) with the U.S. Food and Drug Administration (FDA).  In addition, he implemented actions which furthered the Company's viability during difficult economic times, including staff and significant cost reduction measures, as well as raising funds through a stock offering.

Mr. Prentki elected to leave the Company based upon differences with the Board on the regulatory strategy for the Company's lead program.”

12.           Choice of Law and Consent to Jurisdiction. The Parties agree that California law shall govern the validity, effect and interpretation of this Agreement.

13.           Tax Consequences.  Executive understands and agrees that the Company will withhold taxes from all Severance and will report all taxable payments and benefits provided to Executive under the terms of this Agreement, in accordance with applicable law.  Executive further understands and agrees that the Company has not and will not provide him with tax advice concerning any provisions of this Agreement or any payments and benefits provided hereunder, and that Executive alone is responsible for seeking whatever advice he deems appropriate concerning the tax and other consequences of the payments and benefits to be made under this Agreement.

        14.           Entire Agreement/Severability.  This Agreement constitutes the complete understanding between Executive and the Company and supersedes any and all prior agreements, promises, representations, or inducements, no matter its or their form, concerning its subject matter, but with the exception of the Indemnification Agreement and the Confidentiality Agreement, which remain in full force and effect to the extent not inconsistent with this Agreement. No promises or agreements made subsequent to the execution of this Agreement by these Parties shall be binding unless reduced to writing and signed by authorized representatives of these Parties. Should any of the provisions of this Agreement be held invalid by a court or government agency of competent jurisdiction, the remainder of this Agreement shall, to the fullest extent permitted by applicable law, remain in full force and effect.

[Signature Page Follows]

15.           Acknowledgement. Executive hereby acknowledges that he has read and understands the foregoing Agreement, has had an opportunity to consult with an attorney regarding its terms, and that he signs it voluntarily and without coercion.

Date: May 25, 2010	/s/Ronald J. Prentki
Ronald J. Prentki

Date: May 25, 2010	/s/Paul Goddard
A.P. PHARMA, INC. By: Paul Goddard Title: Chairman

EXHIBIT A

1.
Non-qualified stock option for 1,400,000 shares of common stock, granted July 7, 2008, at a strike price of $1.19 per share:  On the Resignation Date, 670,833 shares will have vested in accordance with the terms of the option, and vesting in an additional 350,000 shares will accelerate pursuant to the terms of the Employment Letter and Section 3(c) of this Agreement, for total vested option shares of 1,020,833.

2.      Non-qualified stock option for 32,332 shares of common stock, granted February 17, 2010, at a strike price of $1.93 per share:  On the Resignation Date, 80 shares will have vested in accordance with the terms of the option, and vesting in an additional 26,231 shares will accelerate pursuant to the terms of the Employment Letter and Section 3(c) of this Agreement, for total vested option shares of 26,311.

3.      Incentive stock option for 217,668 shares of common stock, granted February 17, 2010, at a strike price of $1.93 per share:  On the Resignation Date, 15,544 shares will have vested in accordance with the terms of the option, and vesting in an additional 36,269 shares will accelerate pursuant to the terms of the Employment Letter and Section 3(c) of this Agreement, for total vested option shares of 51,813.

4.      Incentive stock options can be exercised on or prior to September 13, 2010, after which they expire.  Non-qualified stock options can be exercised on or prior to June 15, 2011, after which they expire.

EXHIBIT B

PRESS RELEASE

A.P. Pharma Announces Changes in Management and Hires Leading Consulting Practice to Lead FDA Review Process

REDWOOD CITY, Calif. – May XX, 2010 -- A.P. Pharma, Inc. (Nasdaq: APPA), a specialty pharmaceutical company, today announced that it has hired a leading consulting practice in pharmaceutical regulatory affairs to lead the FDA review process and formed a special committee of the Board to oversee the Company’s regulatory affairs.  These actions have been taken to maximize the probability of approval by the U.S. Food and Drug Administration (FDA) of APF530, its lead product candidate for the prevention of acute- and delayed-onset chemotherapy-induced nausea and vomiting.  APF530 is a long-acting formulation of granisetron that utilizes the Company’s proprietary Biochronomer™ drug delivery system.  In March 2010, A.P. Pharma received a Complete Response Letter from the FDA regarding its New Drug Application submitted in May 2009.  The Complete Response Letter outlined several issues that would need to be addressed prior to FDA approval of APF530.

A.P. Pharma, Inc. also announced that Ronald J. Prentki, President, Chief Executive Officer and Director, has resigned due to differences of opinion in regulatory strategy.  Mr. Prentki has agreed to assist in implementing an orderly transition of management responsibilities.  With Mr. Prentki’s resignation, the Company announced that John B. Whelan, who has served as Vice President, Finance and Chief Financial Officer since February 2009, has been appointed to the position of Acting Chief Executive Officer.

“In going forward, we have one goal in mind:  to thoughtfully and thoroughly address FDA’s remaining concerns as outlined in the March 2010 Complete Response Letter so that we may best facilitate the approval of our lead product,” stated Paul Goddard, Ph.D., Chairman of the Board.  “We remain fully committed to APF530, as we believe that this product could improve the lives of many patients suffering from cancer by treating one of the major morbidities associated with its treatment, namely chemotherapy-induced nausea and vomiting.  As potentially the first product that could address both acute-onset and delayed-onset nausea and vomiting with a single, subcutaneous injection at the time of chemotherapy administration, APF530 would represent an important treatment alternative for patients and physicians.”

About APF530

A.P. Pharma's lead product, APF530, is being developed for the prevention of both acute- and delayed-onset chemotherapy-induced nausea and vomiting (CINV).  APF530 contains the 5-HT3 antagonist granisetron formulated in the Company's proprietary Biochronomer™ drug delivery system, which allows therapeutic drug levels to be maintained for five days with a single subcutaneous injection.  Intravenous and oral formulations containing granisetron are approved for the prevention of acute-onset CINV, but not for delayed-onset CINV.  Granisetron was selected because it is widely prescribed by physicians based on a well-established record of safety and efficacy.

About A.P. Pharma

A.P. Pharma is a specialty pharmaceutical company developing products using its proprietary Biochronomer™ polymer-based drug delivery technology.  The Company's primary focus is on its lead product, APF530, for the prevention of chemotherapy-induced nausea and vomiting (CINV).  A.P. Pharma submitted a New Drug Application (NDA) to the FDA in May 2009 and received a Complete Response Letter in March 2010 that outlined several issues that would need to be addressed prior to FDA approval of APF530.  The Company is in the process of preparing a resubmission to address the issues outlined in the Complete Response Letter.

A.P. Pharma's Forward-Looking Statements

This news release contains "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve risks and uncertainties, including uncertainties associated with the timely development, approval, launch and acceptance of our lead product, APF530, and other risks and uncertainties identified in the Company's filings with the Securities and Exchange Commission.  We caution investors that forward-looking statements reflect our analysis only on their stated date.  We do not intend to update them except as required by law.

Corporate Contact:
A.P. Pharma, Inc.
John B. Whelan, 650-366-2626
Acting Chief Executive Officer
and
Investor and Media Relations:
Corporate Communications Alliance, LLC
Edie DeVine, 209-814-9564

EXHIBIT C

TERMINATION CERTIFICATION

This is to certify that I do not have in my possession, nor have I failed to return, any papers, records, data, notes, drawings, files, documents, samples, devices, products, equipment, designs, computer programs, and other materials, including reproductions of any of the aforementioned items, belonging to A.P. Pharma, Inc., its subsidiaries, affiliates, successors, or assigns (together, the "Company").

I further certify that I have complied with all the terms of the Company's Employee Confidential Information and Inventions Agreement signed by me, including the reporting of any Inventions (as defined therein) conceived or made by me (solely or jointly with others) covered by that agreement.

I further agree that, in compliance with the Employee Confidential Information and Inventions Agreement, I will hold in confidence and will not disclose, use, copy, publish, or summarize any Confidential Information (as defined in the Employee Confidential Information and Inventions Agreement) of the Company or of any of its customers, vendors, consultants, and other parties with which it does business.

Date:___________________________                                                                           ____________________________________
           Ronald J. Prentki